

Mail Stop 3561

July 22, 2016

Via E-mail
Thomas H. Pike
Chief Executive Officer
Quintiles Transnational Holdings Inc.
4820 Emperor Blvd.
Durham, North Carolina 27703

> **Re: Quintiles Transnational Holdings Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed July 8, 2016**
> **File No. 333-211794**

Dear Mr. Pike:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 28, 2016 letter.

Risk Factors, page 22

1. We note your revised disclosure stating that an amended complaint was filed in a class action lawsuit. Please supplementally provide us with a copy of the complaint.

Background of the Merger, page 49

2. We note your response to comment 4. Please revise the reference to "most objective method to determine relative value" to address any other methods considered by the parties, including the extent to which they discussed a method based on relative contributions of revenue and discounted cash flow. For any such alternative methods discussed, please clarify the extent to which they suggested a significantly different implied exchange ratio than the one agreed to by the parties. Additionally, briefly

explain the "appropriate framework for calculating the exchange ratio" that was discussed.

3. We note your response to comment 5. We reissue the comment in part. Specifically, please clarify the extent to which the companies discussed alternatives to a merger of equals. If alternatives were discussed, please clarify why the companies decided to pursue a merger of equals.

4. We note your response to comment 7. To provide context for the discussion of "surviving company" here and elsewhere, please revise the Summary to further clarify the deal structure. Consider using a graph to illustrate the companies, jurisdictions and relative ownership of significant and public shareholders before and after closing.

<u>Exhibits 99.8 and 99.9</u>

5. We note that the IMS Health proxy does not include Proposal 4 from the Quintiles proxy. Please advise whether the increase in authorized shares is limited to the number of shares expected to be issued in the transaction. Additionally, advise us what consideration you gave to including the corporate opportunity waiver provision. See Exchange Act Rule 14a-4(a)(3) Compliance and Disclosure Interpretation 201.01. Please also advise us why the corporate opportunities provision is not addressed in Comparison of Rights of Holders of Quintiles Delaware's Stock and IMS Health's Stock on page 176.

Please contact Michael Killoy at (202) 551-7576 or Jim Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages, Apparel
and Mining

cc: Randall Wang, Esq.
        Bryan Cave LLP